SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



              RYANAIR LOOKS FORWARD TO SEEING AIR FRANCE IN COURT


Speaking this afternoon, Ryanair's Head of Communications, Peter Sherrard, said:

        "Ryanair looks forward to seeing Air France in yet another French Court, on yet another silly claim by Air France. Air France cannot deny the fact of Ryanair's complaint to the European Commission. Air France has repeatedly raised its unjustified fuel surcharges within hours of many other high fares airlines, and no amount of Court cases can hide the fact that Air France is using unjustified fuel surcharges to increase fares for consumers.

        "Ryanair didn't "leak" this EU complaint to the press as Air France falsely claims. Ryanair issued a press release on Thursday 11th October (see below in order to provide the press with the full details of its EU price fixing complaint. It appears that Air France are not content with trying to limit competition and choice for air travel in France, now it seems they want to limit free speech as well.

        "Ryanair again calls on the EU Commission to end the scandal of unjustified flag carrier fuel surcharges when low fares airlines like Ryanair offer not just lower fares, but guarantee no fuel surcharges either".


Ends.                                     Thursday, 15th November 2007

For reference: Peter Sherrard - Ryanair   Pauline McAlester - Murray Consultants
               Tel: +353-1-8121228        Tel: +353-1-4980300



           RYANAIR SENDS COMPLAINT TO EU ABOUT LUFTHANSA PRICE FIXING
                    ONLY RYANAIR GUARANTEES THE LOWEST FARES
           200,000 SEATS FROM HAMBURG & BREMEN FOR EUR5 including taxes


Ryanair, Europe's largest low fares airline today (Thursday, 11th October 2007) announced that it has submitted a complaint to the European Competition Commissioner, Neelie Kroes about the blatant price fixing of Lufthansa, Swiss, KLM and Air France. Today Ryanair is releasing 200,000 EUR5 seats (including taxes) from Bremen and Hamburg Lubeck. Only Ryanair guarantees the lowest fares. Only Ryanair guarantees no fuel surcharges ever.

Speaking today in Hamburg, Ryanair's CEO Michael O'Leary said:

        "Ryanair is the only airline in Germany to guarantee no fuel surcharges ever. In a six hour period on 25th September, four airlines which account for some 30% of the European short haul market, Lufthansa, Swiss, KLM and Air France all increased their fuel surcharges by another EUR5 to as high as EUR70 per seat. Last month British Airways was fined by the British and American Governments for price fixing.

        "This latest abusive increase in fuel surcharges highlights the lack of competition between the European mega-carriers, who continue to gouge European consumers by imposing bogus fuel surcharges. Ryanair is the only airline in Germany to guarantee passengers that they will never have to pay fuel surcharges, not now, not ever.

        "Ryanair's no fuel surcharge guarantee has delivered record growth from Northern Germany, where we offer the lowest fares on 18 routes from Bremen and on 7 routes from Hamburg Lubeck.

        "While Lufthansa is increasing fares and fuel surcharges for German passengers, Ryanair is lowering fares and guaranteeing no fuel surcharges ever. Today we are releasing 200,000 EUR5 seats including taxes across all of our routes from Bremen and Hamburg. These bargain seats will sell out in record time so we urge all passengers to book today on www.ryanair.com".

        ENDS.                               Thursday, 11th October 2007

        For further information:
        Peter Sherrard - Ryanair            Robert Marshall - Murray Consultants
        Tel: 00 353 1 812 1228              Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 November 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director